NISOURCE CORPORATE SERVICES COMPANY

                                                                     EXHIBIT J-1

                                        September 20, 2000


Mr. Robert P. Wason, Chief Financial Analyst
Division of Investment Management
Office of Public Utility Regulation
Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C.  20549

Dear Mr. Wason:

This letter is to address the issue of whether or not a new accounting and reporting basis for the separate financial statements of Columbia Energy Group ("Columbia") is required subsequent to the proposed acquisition of Columbia by NiSource Inc. (the "Company").

The company made its evaluation based on guidance provided by Securities and Exchange Commission ("SEC") SAB Nos. 54 and 73 Topic 5J (SAB.Topic 5J). The provisions of SAB.Topic 5J indicate that the SEC staff "believes that purchase transactions that result in an entity becoming substantially wholly owned establish a new basis of accounting for the purchased assets and liabilities." However, SAB.Topic 5J also allows for an exemption in the SEC staff's response to Question 2: "The staff recognizes that the existence of outstanding public debt, preferred stock or a significant minority interest in a subsidiary might impact the parent's ability to control the form of ownership. Although encouraging its use, the staff generally does not insist on the application of push down accounting in these circumstances."

In addition, we noted remarks made by Eric W. Casey of the SEC at the 1999 AICPA Conference on Current SEC Developments:

     "While SAB 54 does not explicitly refer to significance of public debt, the staff believes that it is reasonable and consistent with the general principles in SAB 54 to consider the significance of public debt in assessing the applicability of push down accounting. To do otherwise would also appear to establish a different threshold for investors in public debt than for minority interest holders without an obvious conceptual basis for creating such a distinction. In evaluating the significance of public debt, the staff believes that it is reasonable and appropriate to consider both the quantitative and qualitative significance of the public debt."


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Mr. Robert P. Wason
Page 2


Subsequent to the acquisition of Columbia by the Company, Columbia will continue to file separate financial statements with the SEC because it has approximately $2 billion of debt outstanding. All of Columbia's long-term debt is publicly held and is publicly traded. Columbia's various issues of outstanding debt securities generally require regulatory approval prior to issuance, generally require regulatory or security holder approval prior to any significant modification of terms, and have superior claims to the parent with respect to the right to receive assets upon liquidation or reorganization of Columbia. Columbia's indentures also include restrictions on additional bonded indebtedness and other restrictive covenants common to such agreements. In addition, the Company's management has no intent to redeem Columbia's public debt after the acquisition is consummated, except for regularly scheduled maturities.

Based on the significance of the publicly held debt that is expected to remain outstanding after the transaction and the limitations on the Company's ability to exercise its rights and privileges as the common equity holder and to take other actions with respect to controlling the form of ownership of Columbia, management of the Company has concluded that it will not be required to establish a new accounting and reporting basis for the separate financial statements of Columbia.

Our conclusion has been discussed with and concurred to by Arthur Andersen LLP, the Company's external auditors, through our engagement partner, William P. Graf. In addition, the Company requested and has received from Arthur Andersen LLP a letter documenting its concurrence.

If you have other questions regarding this matter, please let me know.

                                        Yours very truly,



                                        Arthur A. Paquin
                                          Controller